Exhibit 3.2

CERTIFICATE OF OWNERSHIP AND MERGER

OF

MMRIS, INC.
(a Delaware corporation)

INTO

FAVRILLE, INC.
(a Delaware corporation)

Pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), it is hereby certified that:

      1. FAVRILLE, INC. (the "Corporation") is a corporation incorporated under the laws of the State of Delaware pursuant to the provisions of the DGCL.

      2. MMRIS, INC. ("Merger Sub") is a corporation incorporated under the laws of the State of Delaware pursuant to the provisions of the DGCL.

      3. The Corporation owns all of the outstanding shares of the capital stock of Merger Sub.

      4. On January 27, 2009, the Board of Directors of the Corporation duly adopted resolutions, attached hereto as Exhibit A, approving the merger of the Merger Sub into the Corporation (the "Merger").

      5. Pursuant to Section 253(b) of the DGCL, at the effective time of the Merger, the name of the Corporation shall be changed to:

"MMR INFORMATION SYSTEMS, INC."

      6. This Certificate of Ownership and Merger shall be filed with the Secretary of State of Delaware.

      7. The effective time of the Merger shall be February 9, 2009.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Ownership and Merger to be signed by its duly authorized officer as of this 2nd day of February, 2009.

FAVRILLE, INC.

By: /s/ Robert H. Lorsch
Name: Robert H. Lorsch
Title: Chief Executive Officer

EXHIBIT A

RESOLVED, that the officers of the Corporation be, and they hereby are, authorized and directed to form a new wholly-owned subsidiary under the laws of the State of Delaware ("Merger Sub") for the purpose of effecting a change in the Corporation's name to MMR Information Systems, Inc.;

RESOLVED, that Merger Sub be merged with and into the Corporation pursuant to Section 253 of the Delaware General Corporation Law, effective as of a date determined by the Chief Excutive Officer of the Corporation that is not later than February 15, 2009 (the "Effective Date"), so that the separate existence of Merger Sub shall cease as soon as the Merger shall become effective, and the Corporation shall continue as the surviving entity (the "Surviving Entity"), governed by the laws of the State of Delaware;

RESOLVED, that upon the effectiveness of the Merger, at the Effective Date, the corporate name of the Corporation shall be changed from "Favrille, Inc." to "MMR INFORMATION SYSTEMS, INC." and Article I of the Amended and Restated Certificate of Incorporation of the Corporation shall be amended to read as follows:

"Article I

The name of the corporation is MMR Information Systems, Inc. (the "Company")."

RESOLVED, that the terms and provisions of the Certificate of Ownership and Merger (the "Certificate"), as described at this meeting and a copy of which shall be attached to the minutes of this meeting, be, and the same hereby are, in all respects approved and adopted;

RESOLVED, that the officers of the Corporation, be, and they hereby are, directed to make and execute the Certificate and to file the same in the office of the Secretary of State of Delaware;

RESOLVED, that upon the Effective Date, the rights, privileges, immunities, powers and purposes of the Merger Sub, all the property, real and personal, including trade dress and intellectual property, whether registered or unregistered, and the goodwill connected with the use of such property, causes of action, and every other asset of the Merger Sub, shall vest in the Surviving Entity without further act or deed, and the Surviving Entity shall assume and be liable for all liabilities, obligations and penalties of the Merger Sub;

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, directed and empowered, in the name and on behalf of the Corporation, to take or cause to be taken any and all such further actions, to execute and deliver or cause to be executed and delivered all such other instruments and documents, in the name and on behalf of the Corporation, to incur and pay all such fees and expenses and to engage such persons as they shall in their judgment determine to be necessary, proper or desirable to carry out fully the intent and purposes of the foregoing resolutions and the execution by such officers of any such instrument or document or the payment of any such fees and expenses or the engagement of such persons or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefor and the approval and ratification of the instruments or documents so executed, the persons so engaged and the actions so taken; and

RESOLVED, that all actions taken by any officer, employee or agent of the Corporation in connection with the transactions contemplated by the foregoing resolutions, including, without limitation, the preparation, execution and delivery of the agreements, documents and other instruments contemplated by the foregoing resolutions, are hereby adopted, ratified, confirmed and approved in all respects as acts on behalf of the Corporation.